BabyUniverse, Inc.
5601 Powerline Road, Suite 104
Fort Lauderdale, Florida 33309
Office: 954.771.5160
Fax: 954.523.9881

October 11, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, DC  20549-0308

Attn:  Filing Desk

Re:	BabyUniverse, Inc.
Item 4.01 Form 8-K filed October 5, 2005
File No. 1-32577

Dear Madam or Sir:

          We enclose an Amended Form 8-K (“Form 8-K/A”) to the above-referenced Form 8-K for filing on behalf of BabyUniverse, Inc. (the “Company”).  Form 8-K/A has been marked to reflect changes to the Current Report on Form 8-K, which was filed on October 5, 2005.

          Provided below is the Company’s item-by-item response to the Commission staff’s comment letter dated October 6, 2005.  Please note that for the convenience of the staff we have recited each comment in boldface type and provided the response to each comment immediately thereafter.  The Company believes that it has fully responded to the staff’s comments.

1.

Please revise the first paragraph of Item 4.01(a) to state you dismissed Lieberman, if true.  We do not believe the statement that you decided to discontinue the engagement of Lieberman satisfies the requirement of Item 304(a)(1) of Regulation S-K.

The Company has revised the first paragraph of Item 4.01(a) to state that the Company dismissed Lieberman.

2.

It appears the second paragraph of Item 4.01(a) only addresses the report of Lieberman for the most recent year.  Please revise to clearly state if the reports for either of the past two years contained a modification.  See Item 304(a)(1)(ii) of Regulation S-K.

The Company has revised the second paragraph of Item 4.01(a) to clearly address the reports of Lieberman for both of the past two years.

Securities and Exchange Commission
October 11, 2005

Company Representation

The Company and its management acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Company believes that the revisions contained in the Form 8-K/A and the responses provided above fully address the concerns outlined in the Staff’s comment letter.  If the staff has any questions or additional comments, please call the undersigned.

Sincerely,

BABYUNIVERSE, INC.

/s/ Robert M. Brown

Robert M. Brown
Chief Financial Officer

cc:	John C. Textor
Bradley Houser